Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2011

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the period ended March 31,		Three Months Ended
($ millions, except per share amounts)		2011	2010

Gross Sales	(Note 1)	3,631	3,333
Less: Royalties		131	111
Revenues		3,500	3,222
Expenses	(Note 1)
Purchased product		1,943	1,765
Transportation and blending		358	291
Operating		370	339
Production and mineral taxes		8	12
(Gain) loss on risk management	(Note 25)	254	(262)
		567	1,077
Depreciation, depletion and amortization		306	329
		261	748
General and administrative		113	49
Interest income	(Note 5)	(32)	(38)
Finance costs	(Note 6)	117	125
Foreign exchange (gain) loss, net	(Note 7)	(23)	(27)
Other (income) loss, net		(1)	(1)
Earnings Before Income Tax		87	640
Income tax expense	(Note 8)	40	115
Net Earnings		47	525
Other Comprehensive Income (Loss), Net of Tax
Foreign Currency Translation Adjustment		(23)	(37)
Comprehensive Income		24	488

Net Earnings per Common Share	(Note 26)
Basic		0.06	0.70
Diluted		0.06	0.70

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	2	For the period ended March 31, 2011

CONSOLIDATED BALANCE SHEETS (unaudited)

As at ($ millions)		March 31, 2011	December 31, 2010	January 1, 2010

Assets
Current Assets
Cash and cash equivalents		379	300	155
Accounts receivable and accrued revenues	(Note 9)	1,141	1,059	982
Income tax receivable		30	31	40
Current portion of Partnership Contribution Receivable	(Note 11)	342	346	345
Inventories	(Note 12)	940	880	875
Risk management	(Note 25)	133	163	60
Assets held for sale	(Note 10)	65	65	-
		3,030	2,844	2,457
Property, Plant and Equipment, net	(Notes 1, 13)	12,736	12,627	12,049
Exploration and Evaluation Assets	(Notes 1, 14)	944	713	580
Partnership Contribution Receivable	(Note 11)	2,009	2,145	2,621
Risk Management	(Note 25)	40	43	1
Other Assets	(Note 17)	285	281	192
Goodwill	(Notes 1, 15)	1,132	1,132	1,146
Deferred Income Taxes	(Note 8)	7	55	3
Total Assets		20,183	19,840	19,049

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	(Note 18)	1,981	1,843	1,605
Income tax payable		231	154	-
Current portion of Partnership Contribution Payable	(Note 11)	340	343	340
Short-term borrowings	(Note 19)	250	-	-
Risk management	(Note 25)	354	163	70
Liabilities related to assets held for sale	(Note 10)	8	7	-
		3,164	2,510	2,015
Long-Term Debt	(Note 20)	3,355	3,432	3,656
Partnership Contribution Payable	(Note 11)	2,039	2,176	2,650
Risk Management	(Note 25)	57	10	4
Decommissioning Liabilities	(Note 21)	1,377	1,399	1,185
Other Liabilities	(Note 22)	352	346	246
Deferred Income Taxes	(Note 8)	1,524	1,572	1,484
		11,868	11,445	11,240
Shareholders’ Equity		8,315	8,395	7,809
Total Liabilities and Shareholders’ Equity		20,183	19,840	19,049

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended March 31, 2011

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)	Share Capital (Note 23)	Paid in Surplus	Retained Earnings	AOCI*	Total

Balance as at January 1, 2010	3,681	4,083	45	-	7,809
Net earnings	-	-	525	-	525
Common shares issued under option plans	6	-	-	-	6
Dividends on common shares	-	-	(150)	-	(150)
Other comprehensive income (loss)	-	-	-	(37)	(37)
Balance as at March 31, 2010	3,687	4,083	420	(37)	8,153

Balance as at December 31, 2010	3,716	4,083	525	71	8,395
Net earnings	-	-	47	-	47
Common shares issued under option plans	42	-	-	-	42
Dividends on common shares	-	-	(151)	-	(151)
Stock-based compensation expense	-	5	-	-	5
Other comprehensive income (loss)	-	-	-	(23)	(23)
Balance as at March 31, 2011	3,758	4,088	421	48	8,315

*Accumulated Other Comprehensive Income

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended March 31, 2011

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended March 31,		Three Months Ended
($ millions)		2011	2010

Operating Activities
Net earnings		47	525
Depreciation, depletion and amortization		306	329
Deferred income taxes	(Note 8)	(1)	100
Unrealized (gain) loss on risk management	(Note 25)	268	(237)
Unrealized foreign exchange (gain) loss	(Note 7)	(36)	(32)
Unwinding of discount on decommissioning liabilities	(Notes 6, 21)	18	22
Other		91	14
		693	721
Net change in other assets and liabilities		(29)	(15)
Net change in non-cash working capital		(33)	114
Cash From Operating Activities		631	820

Investing Activities
Capital expenditures – property, plant and equipment	(Note 13)	(504)	(419)
Capital expenditures – exploration and evaluation assets	(Note 14)	(225)	(72)
Proceeds from divestiture of assets	(Note 16)	2	72
Net change in investments and other		(10)	2
Net change in non-cash working capital		53	45
Cash (Used in) Investing Activities		(684)	(372)

Net Cash Provided (Used) before Financing Activities		(53)	448

Financing Activities
Net issuance (repayment) of short-term borrowings		250	-
Net issuance (repayment) of revolving long-term debt		-	(58)
Issuance of common shares		31	5
Dividends on common shares	(Note 26)	(151)	(150)
Cash From (Used in) Financing Activities		130	(203)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		2	(3)
Increase (Decrease) in Cash and Cash Equivalents		79	242
Cash and Cash Equivalents, Beginning of Period		300	155
Cash and Cash Equivalents, End of Period		379	397

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. (“Cenovus” or the “Company”) is in the business of the development, production and marketing of crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States (“U.S.”).

Cenovus began independent operations on December 1, 2009, as a result of the plan of arrangement (“Arrangement”) involving Encana Corporation (“Encana”) whereby Encana was split into two independent energy companies, one a natural gas company, Encana and the other an oil company, Cenovus.  In connection with the Arrangement, Encana common shareholders received one share in each of the new Encana and Cenovus in exchange for each Encana share held.

Cenovus is incorporated in Alberta, Canada and its shares are publicly traded on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges.  The executive and registered office is located at #4000, 421 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 0M5. Information on the Company’s basis of presentation for these financial statements is found in Note 2.

The Company’s reportable segments are as follows:

•                 Oil Sands, which consists of Cenovus’s producing bitumen assets at Foster Creek and Christina Lake, heavy oil assets at Pelican Lake, new resource play assets such as Narrows Lake, Grand Rapids and Telephone Lake, and the Athabasca natural gas assets. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•                 Conventional, which includes the development and production of conventional crude oil, natural gas and NGLs in Alberta and Saskatchewan, notably the carbon dioxide sequestration project at Weyburn, and the Bakken and Shaunavon crude oil properties.

•                 Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by ConocoPhillips. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•                 Corporate and Eliminations, which primarily includes unrealized gains or losses recorded on derivative financial instruments, gains or losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative and financing activities.  As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment, then by product and geographic location.  Capital expenditures are summarized at the end of the note.

Cenovus Energy Inc.	6	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations (For the Three Months Ended March 31,)

Oil Sands	Conventional	Refining and Marketing
20	11	201	0	201	1	201	0	201	1	2010

Gross Sales	802	726	573	702	2,282	1,929
Less: Royalties	84	61	47	50	-	-
Revenues	718	665	526	652	2,282	1,929
Expenses
Purchased product	-	-	-	-	1,969	1,789
Transportation and blending	321	251	37	40	-	-
Operating	118	93	125	103	128	143
Production and mineral taxes	-	-	8	12	-	-
(Gain) loss on risk management	20	6	(39)	(31)	5	-
Operating Cash Flow	259	315	395	528	180	(3)
Depreciation, depletion and amortization	86	92	195	207	16	24
Segment Income (Loss)	173	223	200	321	164	(27)

Corporate and Eliminations	Consolidated
2011	2010	2011	2010

Gross Sales	(26)	(24)	3,631	3,333
Less: Royalties	-	-	131	111
Revenues	(26)	(24)	3,500	3,222
Expenses
Purchased product	(26)	(24)	1,943	1,765
Transportation and blending	-	-	358	291
Operating	(1)	-	370	339
Production and mineral taxes	-	-	8	12
(Gain) loss on risk management	268	(237)	254	(262)
(267)	237	567	1,077
Depreciation, depletion and amortization	9	6	306	329
Segment Income (Loss)	(276)	231	261	748
General and administrative	113	49	113	49
Interest income	(32)	(38)	(32)	(38)
Finance costs	117	125	117	125
Foreign exchange (gain) loss, net	(23)	(27)	(23)	(27)
Other (income) loss, net	(1)	(1)	(1)	(1)
174	108	174	108
Earnings Before Income Tax	87	640
Income tax expense	40	115
Net Earnings	47	525

Cenovus Energy Inc.	7	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Product Information (For the Three Months Ended March 31,)

	Crude Oil and NGLs
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	784	699	356	351	1,140	1,050
Less: Royalties	82	57	44	44	126	101
Revenues	702	642	312	307	1,014	949
Expenses
Transportation and blending	321	251	27	26	348	277
Operating	107	83	63	46	170	129
Production and mineral taxes	-	-	5	7	5	7
(Gain) loss on risk management	24	9	9	2	33	11
Operating Cash Flow	250	299	208	226	458	525

	Natural Gas
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	14	25	214	347	228	372
Less: Royalties	2	4	3	6	5	10
Revenues	12	21	211	341	223	362
Expenses
Transportation and blending	-	-	10	14	10	14
Operating	9	8	61	56	70	64
Production and mineral taxes	-	-	3	5	3	5
(Gain) loss on risk management	(4)	(3)	(48)	(33)	(52)	(36)
Operating Cash Flow	7	16	185	299	192	315

	Other
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	4	2	3	4	7	6
Less: Royalties	-	-	-	-	-	-
Revenues	4	2	3	4	7	6
Expenses
Transportation and blending	-	-	-	-	-	-
Operating	2	2	1	1	3	3
Production and mineral taxes	-	-	-	-	-	-
(Gain) loss on risk management	-	-	-	-	-	-
Operating Cash Flow	2	-	2	3	4	3

	Total
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	802	726	573	702	1,375	1,428
Less: Royalties	84	61	47	50	131	111
Revenues	718	665	526	652	1,244	1,317
Expenses
Transportation and blending	321	251	37	40	358	291
Operating	118	93	125	103	243	196
Production and mineral taxes	-	-	8	12	8	12
(Gain) loss on risk management	20	6	(39)	(31)	(19)	(25)
Operating Cash Flow	259	315	395	528	654	843

Cenovus Energy Inc.	8	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Geographic Information

The Refining and Marketing segment operates in both Canada and the U.S. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third party purchases and sales of product is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business.

(For the Three Months Ended March 31,)

	Refining and Marketing
	Canada (Marketing)		United States (Refining)		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	487	411	1,795	1,518	2,282	1,929
Less: Royalties	-	-	-	-	-	-
Revenues	487	411	1,795	1,518	2,282	1,929
Expenses
Purchased product	479	404	1,490	1,385	1,969	1,789
Operating	8	4	120	139	128	143
(Gain) loss on risk management	-	-	5	-	5	-
Operating Cash Flow	-	3	180	(6)	180	(3)
Depreciation, depletion and amortization	-	3	16	21	16	24
Segment Income (Loss)	-	-	164	(27)	164	(27)

Capital Expenditures

	Three Months Ended
For the period ended March 31,	2011	2010

Capital
Oil Sands	404	184
Conventional	176	102
Refining and Marketing	102	204
Corporate	31	1
	713	491
Acquisition Capital
Oil Sands	4	-
Conventional	12	-
Refining and Marketing	-	-
Corporate	3	-
Total	732	491

Cenovus Energy Inc.	9	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Property, Plant and Equipment, Exploration and Evaluation Assets, Goodwill and Total Assets

By Segment

	Property, Plant and Equipment			Exploration and Evaluation Assets
As at	March 31, 2011	December 31, 2010	January 1, 2010	March 31, 2011	December 31, 2010	January 1, 2010

Oil Sands	5,345	5,219	4,870	768	570	452
Conventional	4,351	4,409	4,645	176	143	128
Refining and Marketing	2,872	2,853	2,418	-	-	-
Corporate and Eliminations	168	146	116	-	-	-
Consolidated	12,736	12,627	12,049	944	713	580

	Goodwill			Total Assets
As at	March 31, 2011	December 31, 2010	January 1, 2010	March 31, 2011	December 31, 2010	January 1, 2010

Oil Sands	739	739	739	9,624	9,487	9,426
Conventional	393	393	407	5,193	5,186	5,453
Refining and Marketing	-	-	-	4,421	4,282	3,669
Corporate and Eliminations	-	-	-	945	885	501
Consolidated	1,132	1,132	1,146	20,183	19,840	19,049

By Geographic Region

	Property, Plant and Equipment			Exploration and Evaluation Assets
As at	March 31, 2011	December 31, 2010	January 1, 2010	March 31, 2011	December 31, 2010	January 1, 2010

Canada	9,864	9,774	9,645	944	713	580
United States	2,872	2,853	2,404	-	-	-
Consolidated	12,736	12,627	12,049	944	713	580

	Goodwill			Total Assets
As at	March 31, 2011	December 31, 2010	January 1, 2010	March 31, 2011	December 31, 2010	January 1, 2010

Canada	1,132	1,132	1,146	16,204	15,906	15,669
United States	-	-	-	3,979	3,934	3,380
Consolidated	1,132	1,132	1,146	20,183	19,840	19,049

2.   BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The interim Consolidated Financial Statements of Cenovus have been prepared using the historical cost convention except for the revaluation of certain non-current assets and financial instruments. These Financial Statements represent the Company’s first Consolidated Financial Statements prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) and International Financial Reporting Standard 1, “First-time adoption of international financial reporting standards” (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These interim Consolidated Financial Statements have been prepared using the accounting policies the Company expects to adopt in its Consolidated Financial Statements as at and for the year ending December 31, 2011.

Cenovus Energy Inc.	10	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

2.  BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE (continued)

The preparation of these interim Consolidated Financial Statements resulted in changes to the Company’s accounting policies as presented in the Consolidated Financial Statements for the year ended December 31, 2010 prepared under Canadian generally accepted accounting principles (“previous GAAP”).  The accounting policies set out below have been applied consistently to all years presented in these interim Consolidated Financial Statements with the exception of certain IFRS 1 exemptions the Company applied in its transition from previous GAAP to International Financial Reporting Standards (“IFRS”) as discussed in note 28.  These Consolidated Financial Statements include all necessary disclosures required for interim financial statements but do not include all of the necessary disclosures required for annual financial statements.

The standards that will be effective or available for voluntary early adoption in the financial statements for the year ending December 31, 2011 are subject to change and may be affected by additional interpretation(s).  Accordingly, the accounting policies will be finalized when the first annual IFRS financial statements are prepared for the year ending December 31, 2011.

These interim Consolidated Financial Statements of Cenovus were authorized for issuance in accordance with a resolution of the Board of Directors on April 26, 2011.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars, the Company’s functional currency. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

A) Principles of Consolidation

The interim Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control.  All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Investments in jointly controlled partnerships and unincorporated joint ventures carry on certain of Cenovus’s development, production and crude oil refining businesses and are accounted for using the proportionate consolidation method, whereby Cenovus’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

B) Foreign Currency Translation

The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are included in Accumulated Other Comprehensive Income (“AOCI”) as a separate component of Shareholders’ Equity.

When the Company disposes of an entire interest in a foreign operation or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in net earnings.  When the Company disposes of part of an interest in a foreign operation which continues to be a subsidiary, a proportionate amount of gains and losses accumulated in other comprehensive income is allocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated to the respective functional currencies at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statements of Earnings and Comprehensive Income.

Cenovus Energy Inc.	11	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C) Significant Accounting Judgments, Estimates and Assumptions

The timely preparation of the interim Consolidated Financial Statements in accordance with IFRS requires that Management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the interim Consolidated Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant judgments, estimates and assumptions made by Management in the preparation of these interim Consolidated Financial Statements are outlined below.

Carrying Value of Property, Plant and Equipment

Development and production assets within property, plant and equipment are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. There are a number of inherent uncertainties associated with estimating reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and related future cash flows are subject to measurement uncertainty, and the impact on the Consolidated Financial Statements of future periods could be material.

Refining, marketing, other upstream and corporate assets are depreciated on a straight-line basis and are subject to Management’s estimate of useful life and salvage value and therefore the impact on the Consolidated Financial Statements of future periods could be material.

Exploration and Evaluation Assets

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined and when technical feasibility and commercial viability have been reached.  Estimates and assumptions may change as new information becomes available.

Decommissioning Costs

Decommissioning costs are incurred when certain of the Company’s tangible long-lived assets are retired. Assumptions, based on current economic factors which Management believes are reasonable, have been made to estimate the future liability.  However, the actual cost of decommissioning is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. The impact to net earnings over the remaining economic life of the assets could be significant due to the changes in cost estimates as new information becomes available.  In addition, the Company determines the appropriate discount rate at the end of each reporting period.  This discount rate, which is credit adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.

Impairment of Assets

The recoverable amounts of cash-generating units (“CGUs”) and individual assets have been determined as the higher of the CGU’s or the asset’s fair value less costs to sell and its value-in-use. These calculations require the use of estimates and assumptions and are subject to changes as new information becomes available including information on future commodity prices, expected production volumes, quantity of reserves and discount rates as well as future development and operating costs.  Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGUs.

Cenovus Energy Inc.	12	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefit Plans and Post-Employment Benefits

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

Compensation Plans

The amount of compensation expense accrued for long-term performance-based compensation arrangements is subject to Management’s best estimate of whether or not the performance criteria will be met and what the ultimate payout will be. Obligations for payments under the Cenovus compensation plans are measured at fair value and therefore fluctuations in the fair value will affect the accrued compensation expense that is recognized. The fair value of the obligation is based on several assumptions including the risk-free interest rate, dividend yield, and the expected volatility of the share price and therefore is subject to measurement uncertainty.

Income Tax Provisions

Tax regulations and legislation and the interpretations thereof in the various jurisdictions in which Cenovus operates are subject to change.  As such, income taxes are subject to measurement uncertainty.

Deferred income tax assets are recognized to the extent that it is probable that the deductible temporary differences will be recoverable in future periods. The recoverability assessment involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flow to offset the tax assets when the reversal occurs and the application of tax laws. To the extent that assumptions used in the recoverability assessment change, there may be a significant impact on the Consolidated Financial Statements of future periods.

Contingencies

Contingencies, by their nature, are subject to measurement uncertainty as the financial impact will only be confirmed by the outcome of a future event. The assessment of contingencies involves a significant amount of judgment including assessing whether a present obligation exists and providing a reliable estimate of the amount of cash outflow required to settle the obligation.  The uncertainty involved with the timing and amount at which a contingency will be settled may have a material impact on the Consolidated Financial Statements of future periods to the extent that the amount provided for differs from the actual outcome.

Financial Instruments

The estimated fair values of financial assets and liabilities, by their very nature, are subject to measurement uncertainty due to their exposure to credit, liquidity and market risks.  Furthermore, the Company may use derivative instruments to manage commodity price, foreign currency and interest rate exposures.  The fair values of these derivatives are determined using valuation models which require assumptions concerning the amount and timing of future cash flows and discount rates.  Management’s assumptions rely on external observable market data including quoted commodity prices and volatility, interest rate yield curves and foreign exchange rates.  The resulting fair value estimates may not be indicative of the amounts realized or settled in current market transactions and as such are subject to measurement uncertainty.

Cenovus Energy Inc.	13	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

D) Revenue and Interest Income Recognition

Sales of Product

Revenues associated with the sales of Cenovus’s crude oil, natural gas, NGLs and petroleum and refined products are recognized when title passes from the Company to its customer.

Revenues and purchased product are recorded on a gross basis when the title to product passes and the risks and rewards of ownership have been transferred. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided as agent are recorded as the services are provided.

Interest Income

Interest income is recognized as the interest accrues using the effective interest method.

E) Production and Mineral Taxes

Costs paid to non-mineral interest owners based on production of crude oil, natural gas and NGLs are recognized when the product is produced.

F) Transportation and Blending

The costs associated with the transportation of crude oil, natural gas and NGLs, including the cost of diluent used in blending, are recognized when the product is delivered and the services provided.

G) Employee Benefit Plans

Accruals for obligations under the employee benefit plans and the related costs are recorded net of plan assets.

The cost of pensions and other post-employment benefits is actuarially determined using the accrued benefit method based on length of service, and reflects Management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high quality corporate debt instruments as at the measurement date.

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over ten percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is calculated on a straight-line basis over a period covering the non-vested expected average remaining service lives of employees and recognized immediately for vested benefits covered by the plans.

Pension expense for the defined contribution pension plans is recorded as the benefits are earned by the employees covered by the plans.

H) Income Taxes

Current and deferred income taxes are provided for at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted at the Balance Sheet date.

Cenovus Energy Inc.	14	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cenovus follows the liability method of accounting for income taxes, where deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. Deferred income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs except when it relates to items charged or credited directly to equity, in which case the deferred income tax is also recorded in equity.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries except in the case where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction.

I) Earnings Per Share Amounts

Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share amounts are calculated giving effect to the potential dilution that would occur if stock options or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price.  For those contracts that may be settled in cash or in shares at the holder’s option, the more dilutive of cash settlement and share settlement is used in calculating diluted earnings per share.

J) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less.

K) Inventories

Product inventories, including petroleum and refined products, are valued at the lower of cost and net realizable value on a first-in, first-out or weighted average cost basis.  The cost of inventory includes all costs incurred in the normal course of business to bring each product to its present location and condition.  Net realizable value is the estimated selling price in the ordinary course of business less any expected selling costs.

L) Non-Current Assets (Disposal Group) Held for Sale

Non-current assets or disposal groups are classified as held for sale when their carrying amount will principally be recovered through a sales transaction rather than through continued use and a sales transaction is highly probable.  Assets held for sale are recorded at the lower of carrying value and fair value less cost to sell.

M) Pre-Exploration Costs

Pre-exploration costs are those costs incurred prior to obtaining the legal right to explore and are expensed in the period in which they are incurred as exploration expense.

Cenovus Energy Inc.	15	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

N) Exploration and Evaluation (“E&E”) Assets

Costs incurred after the legal right to explore an area has been obtained and before technical feasibility and commercial viability of the area have been established are capitalized as E&E assets.  These costs include license acquisition, geological and geophysical, drilling, sampling, decommissioning and other directly attributable internal costs.  E&E assets are not depreciated and are carried forward until technical feasibility and commercial viability of the field/area/project is determined or the assets are determined to be impaired.

Once technical feasibility and commercial viability have been established for a field/area/project the carrying value of the E&E assets associated with that field/area/project is tested for impairment as discussed below.  The carrying value, net of any impairment loss, is then reclassified as property, plant and equipment.

If it is determined that the field/area/project is not technically feasible or commercially viable or if the Company decides not to continue the exploration and evaluation activity, then the accumulated costs are expensed to exploration expense in the period in which the event occurs.

E&E assets are assessed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Any impairment loss is recognized in the Consolidated Statements of Earnings and Comprehensive Income as additional exploration expense and separately disclosed. E&E assets are allocated to a related CGU containing development and production assets.  The aggregate carrying amount is compared to the expected recoverable amount of the CGU generally by reference to the present value of the future cash flows from the production of reserves.

Any gains or losses from the divestiture of E&E assets are recognized in net earnings.

O) Property, Plant and Equipment

Development and Production Assets

Development and production assets are stated at cost less accumulated depreciation, depletion, amortization and net impairment losses. Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of the crude oil and natural gas properties as well as any E&E expenditures incurred in finding commercial reserves transferred from E&E assets.  These costs include internal costs, decommissioning liabilities, and, for qualifying assets, borrowing costs, directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.

Costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. For purposes of this calculation, natural gas is converted to oil on an energy equivalent basis. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves.

Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up can be reliably measured.  When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

Repairs and maintenance are expensed when incurred.

Any gains or losses from the divestiture of development and production assets are recognized in net earnings.

Cenovus Energy Inc.	16	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Development and production assets are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of the development and production assets may exceed its recoverable amount. Recoverable amount is determined as the greater of an asset’s or CGU’s value-in-use (“VIU”) and fair value less costs to sell (“FVLCTS”). VIU is estimated as the discounted present value of the future cash flows expected to arise from the continuing use of a CGU or asset. The impairment test is performed at the CGU for development and production assets. Impairment losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income as additional depreciation and are separately disclosed.

Impairment losses recognized in prior periods are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.

Other Upstream

Other Upstream assets include pipelines and information technology assets used to support the upstream business.  These assets are depreciated on a straight-line basis over their useful lives of three to 35 years and are included in the CGUs to which they relate and tested for impairment.

Refining

The refining assets are stated at cost less accumulated depreciation and net impairment losses.

The initial acquisition costs of refining property, plant and equipment are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs, and for qualifying assets, borrowing costs. Routine maintenance and repair costs are expensed in the period in which they are incurred. The costs of major refining turnarounds are capitalized as incurred and are depreciated over the estimated timeframe between two consecutive turnarounds.

Capitalized costs are not subject to depreciation until the asset is available for use, after which they are depreciated on a straight-line basis over the estimated service lives of each component of the refineries. The major components are depreciated as follows:

Land Improvements and Buildings	25 to 40 years
Office Equipment and Vehicles	3 to 20 years
Refining Equipment	5 to 35 years

Refining assets are tested for impairment when facts and circumstances suggest that their carrying amount may exceed their recoverable amount. The impairment test is performed for each refinery independently. Any impairment loss is recognized in the Consolidated Statements of Earnings and Comprehensive Income as additional depreciation and separately disclosed.

Impairment losses recognized in prior periods are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.

Cenovus Energy Inc.	17	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Corporate

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until they are available for use. Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.

Corporate assets are allocated on a reasonable and consistent manner to the CGUs to which they contribute to the future cash flows for the purposes of testing for impairment. An impairment test is performed when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. Any impairment loss is recognized in the Consolidated Statements of Earnings and Comprehensive Income as additional depreciation and is separately disclosed. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the impairment loss may no longer exist or may have decreased.

P) Borrowing Costs

Borrowing costs directly associated with the acquisition, construction or production of a qualifying asset are capitalized when a substantial period of time is required to make the asset ready for its intended use.  All other borrowing costs are recognized as an expense in the period in which they are incurred.

Q) Leases

Leases in which substantially all the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense as they are incurred.

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.

R) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and any non-controlling interest are recognized and measured at their fair value at the date of acquisition. Any excess of the purchase price plus any non-controlling interest over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the fair value of the net assets acquired is credited to net earnings.

At acquisition, goodwill is allocated to each of the CGUs to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.

Goodwill is assessed for impairment at least annually. To assess impairment, the recoverable amount of the CGU to which the goodwill relates is compared to the carrying amount. If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized.  An impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU.  Goodwill impairments are not reversed.

Cenovus Energy Inc.	18	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

S) Provisions

General

A provision is recognized if, as a result of a past event, the Company has a present obligation, legal or constructive, that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as a finance cost in the Consolidated Statements of Earnings and Comprehensive Income.

Decommissioning Liabilities

Decommissioning liabilities include those legal or constructive obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, crude oil and natural gas processing facilities and refining facilities. The amount recognized is the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. A corresponding asset equal to the initial estimated liability is capitalized as part of the cost of the related long-lived asset. Changes in the estimated liability resulting from revisions to estimated timing or future decommissioning cost estimates are recognized as a change in the decommissioning liability and the related long-lived asset.  The amount capitalized in property, plant and equipment is depreciated over the useful life of the related asset.  Increases in the decommissioning liabilities resulting from the passage of time are recognized as a finance cost in the Consolidated Statements of Earnings and Comprehensive Income.

Actual expenditures incurred are charged against the accumulated liability.

T)  Stock-Based Compensation

Cenovus has a number of cash and stock-based compensation plans which include stock options with associated tandem stock appreciation rights, stock options with associated net settlement rights, performance share units and deferred share units.

Stock options with associated tandem stock appreciation rights are accounted for as liability instruments which are measured at the fair value at each period end using the Black-Scholes-Merton valuation model.  At each period end date, the liability is adjusted to the current period fair value. When options are settled for cash, the liability is reduced by the cash settlement paid.  When options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the option are recorded as share capital.

Stock options with associated net settlement rights are accounted for as equity instruments which are measured at the grant date fair value using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as compensation costs over the vesting period of the options, with a corresponding increase recorded as paid in surplus in Shareholders’ Equity.  On exercise, the consideration received by the Company and the associated paid in surplus are recorded as share capital.

Performance share units and deferred share units are accounted for as liability instruments and are measured at fair value based on the market value of the Cenovus common shares at each period end. Fluctuations in the fair values are recognized as compensation costs in the period they occur.

U) Financial Instruments

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets and liabilities are not offset unless the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.

Cenovus Energy Inc.	19	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments are classified as either “fair value through profit and loss”, “loans and receivables”, “held-to-maturity investments”, “available for sale financial assets” or “financial liabilities measured at amortized cost”.  The Company determines the classification of its financial assets at initial recognition.  Financial instruments are initially measured at fair value except in the case of “loans and receivables” and “financial liabilities measured at amortized cost” which are initially measured at fair value plus transaction costs.

The Company’s financial assets include cash and cash equivalents, accounts receivable and accrued revenues, partner loans receivables, the Partnership Contribution Receivable and derivative financial instruments.  The Company’s financial liabilities include accounts payable and accrued liabilities, partner loans payable, the Partnership Contribution Payable, derivative financial instruments, short-term borrowings and long-term debt.

Fair Value through Profit or Loss

Financial assets and financial liabilities at “fair value through profit or loss” are either “held-for-trading” or have been “designated at fair value through profit or loss”.  In both cases the financial assets and financial liabilities are measured at fair value with changes in fair value recognized in net earnings. Risk management assets and liabilities are classified as “held-for-trading” unless designated for hedge accounting. Cash and cash equivalents are classified as “held-for-trading”.

Loans and Receivables

“Loans and receivables” are financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, these assets are measured at amortized cost at the settlement date using the effective interest method of amortization.  “Loans and receivables” comprise accounts receivable and accrued revenue, partner loans receivable and the Partnership Contribution Receivable. Gains and losses on “loans and receivables” are recognized in net earnings when the “loans and receivables” are derecognized or impaired.

Held to Maturity Investments

“Held-to-Maturity Investments” are measured at amortized cost at the settlement date using the effective interest method of amortization.

Available for Sale Financial Assets

“Available for sale financial assets” are measured at fair value at the settlement date, with changes in the fair value recognized in other comprehensive income.

Financial Liabilities Measured at Amortized Cost

These financial liabilities are measured at amortized cost at the settlement date using the effective interest method of amortization.  Financial liabilities measured at amortized cost comprise accounts payable and accrued liabilities, partner loans payable, the Partnership Contribution Payable, short-term borrowings and long-term debt. Long-term debt transaction costs, premiums and discounts are capitalized within long-term debt and amortized using the effective interest method.

Impairment of Financial Assets

At each reporting date, the Company assesses whether there are any indicators that its financial assets are impaired.  An impairment loss is only recognized if there is objective evidence of impairment and the loss event has an impact on future cash flow and can be reliably estimated.

Cenovus Energy Inc.	20	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Financial Instruments

Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a (gain) loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Derivative financial instruments are not used for speculative purposes. Policies and procedures are in place with respect to the required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

V) Share Capital

Common shares are classified as equity.  Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any income tax.

W) Dividends

Dividends are accrued when declared by the Board of Directors.

X) Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2011.

Y) Recent Accounting Pronouncements

Financial Instruments

The IASB intends to replace IAS 39, “Financial Instruments: Recognition and Measurements” (“IAS 39”) with IFRS 9, “Financial Instruments” (“IFRS 9”). IFRS 9 will be published in three phases, of which the first phase has been published.

The first phase addresses the accounting for financial assets and financial liabilities. The second phase will address the impairment of financial instruments, and the third phase will address hedge accounting.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. For financial liabilities, although the classification criteria for financial liabilities will not change under IFRS 9, the approach to the fair value option for financial liabilities may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013 with different transitional arrangements depending on the date of initial application. The Company is currently evaluating the impact of adopting IFRS 9 on our consolidated financial statements.

Cenovus Energy Inc.	21	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

4.  INTEREST IN JOINT VENTURES

Cenovus has a 50% interest in FCCL Partnership, a jointly controlled entity which is involved in the development and production of crude oil.  In addition, Cenovus has a 50% interest in WRB Refining LP, a jointly controlled entity, which owns two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products.

These entities have been accounted for using the proportionate consolidation method with the results of operations included in the Oil Sands and Refining and Marketing Segments, respectively.  Summarized financial statement information for these jointly controlled entities are as follows:

Consolidated Statements of Earnings	FCCL Partnership		WRB Refining LP
	Three Months Ended		Three Months Ended
For the period ended March 31,	2011	2010	2011	2010

Net Revenues	555	505	1,795	1,518
Purchased Product	-	-	1,490	1,385
Operating, Transportation and Blending and Realized Gain/Loss on Risk Management	367	295	125	139
Operating Cash Flow (See Note 1)	188	210	180	(6)
Depreciation, depletion and amortization	49	51	16	21
Other expenses	36	53	(2)	1
Net Earnings (Loss)	103	106	166	(28)

Consolidated Balance Sheets	FCCL Partnership		WRB Refining LP
As at	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010

Current Assets	678	703	1,097	951
Long-term Assets	6,466	6,419	2,859	2,840
Current Liabilities	245	229	495	559
Long-term Liabilities	42	40	320	327

5.  INTEREST INCOME

	Three Months Ended
For the period ended March 31,	2011	2010

Interest Income–Partnership Contribution Receivable	31	38
Interest Income–Other	1	-
	32	38

6.  FINANCE COSTS

	Three Months Ended
For the period ended March 31,	2011	2010

Interest Expense–Short-Term Borrowings and Long-Term Debt	54	58
Interest Expense–Partnership Contribution Payable	36	44
Unwinding of Discount on Decommissioning Liabilities	18	22
Interest Expense–Other	9	1
	117	125

Cenovus Energy Inc.	22	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

7.  FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
For the period ended March 31,	2011	2010

Unrealized Foreign Exchange (Gain) Loss on translation of:
U.S. dollar debt issued from Canada	(80)	(108)
U.S. dollar Partnership Contribution Receivable issued from Canada	41	76
Other	3	-
Unrealized Foreign Exchange (Gain) Loss	(36)	(32)
Realized Foreign Exchange (Gain) Loss	13	5
	(23)	(27)

8.  INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended		Year Ended
	March 31, 2011	March 31, 2010	December 31, 2010

Current Tax
Canada	41	15	82
United States	-	-	-
Total Current Tax	41	15	82
Deferred Tax	(1)	100	141
	40	115	223

Given these interim Consolidated Financial Statements are the Company’s first financial statements prepared using IFRS, the following annual disclosure for income taxes has been prepared for the comparative annual period.

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the year ended December 31,	2010

Earnings Before Income Tax	1,304
Canadian Statutory Rate	28.2%
Expected Income Tax	368
Effect on Taxes Resulting from:
Statutory and other rate differences	12
Foreign tax rate differential	(22)
Non-deductible stock-based compensation	34
Multi-jurisdictional financing	(93)
Foreign exchange gains not included in net earnings	28
Non-taxable capital (gains) losses	(9)
Recognition of capital losses	(107)
Other	12
223
Effective Tax Rate	17.1%

Deferred income tax expense in 2010 includes a tax benefit of $107 million from the recognition of net capital losses expected to be realized against future capital gains. These net capital losses are attributable to an internal restructuring undertaken in 2010.

Net capital losses of $415 million, attributable to the restructuring and to realized foreign exchange losses, are unrecognized at December 31, 2010. Recognition is dependent on the level of future capital gains.

Cenovus Energy Inc.	23	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

8.  INCOME TAXES (continued)

The analysis of deferred income tax liabilities and deferred income tax assets is as follows:

As at	December 31, 2010	January 1, 2010

Deferred Income Tax Liabilities
Deferred tax liabilities (assets) to be settled (recovered) within 12 months	65	(68)
Deferred tax liabilities to be settled after more than 12 months	1,507	1,552
	1,572	1,484
Deferred Income Tax Assets
Deferred tax assets to be recovered within 12 months	(3)	-
Deferred tax assets to be recovered after more than 12 months	(52)	(3)
	(55)	(3)
Net Deferred Income Tax Liability	1,517	1,481

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. It is expected that future cash flows will be sufficient to provide future taxable profits to utilize the deferred tax assets.

The movement in deferred income tax liabilities and assets, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred Income Tax Liabilities	Property, Plant and Equipment	Timing of Partnership Items	Net Foreign Exchange Gains	Risk Management	Other	Total

At January 1, 2010	1,678	9	61	17	-	1,765
Charged/(credited) to earnings	87	116	66	38	54	361
Charged/(credited) to other comprehensive income	(114)	-	-	-	1	(113)
At December 31, 2010	1,651	125	127	55	55	2,013

Deferred Income Tax Assets	Unused Tax Losses	Risk Management	Other	Total

At January 1, 2010	(242)	(33)	(9)	(284)
Charged/(credited) to earnings	(47)	(12)	(161)	(220)
Charged/(credited) to other comprehensive income	8	-	-	8
At December 31, 2010	(281)	(45)	(170)	(496)

Net Deferred Income Tax Liabilities	Total

Net Deferred Income Tax Liabilities at January 1, 2010	1,481
Charged/(credited) to earnings	141
Charged/(credited) to other comprehensive income	(105)
Net Deferred Income Tax Liabilities at December 31, 2010	1,517

The approximate amounts of tax pools available are as follows:

As at	December 31, 2010

Canada	4,239
United States	3,082
7,321

Cenovus Energy Inc.	24	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

8.  INCOME TAXES (continued)

At December 31, 2010, the above tax pools included $236 million (2009–$491 million) of Canadian non-capital losses which expire no earlier than 2026 and $607 million (2009–$232 million) of U.S. net operating losses which expire no earlier than 2029.

Also included in the December 31, 2010 tax pools are Canadian net capital losses totaling $983 million (2009–$51 million) which are available for carry forward to reduce future capital gains.

9.  ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at	March 31, 2011	December 31, 2010

Accruals	723	605
Trade	240	242
Joint Venture	36	33
Prepaids and Deposits	16	24
Interest	29	32
Other	97	123
	1,141	1,059

10.  ASSETS AND LIABILITIES HELD FOR SALE

On November 1, 2010, under the terms of an agreement with a non-related Canadian company, Cenovus acquired certain marine terminal facilities in Kitimat, British Columbia for cash consideration of $38 million.

Cenovus intends to sell the facilities as soon as practicable. As a result, the net assets acquired have been recorded at estimated fair value less costs to sell, and have been classified as held for sale. These assets are reported in the Refining and Marketing segment. Cenovus recognized a bargain purchase gain of $12 million, resulting from the excess fair value of the net assets acquired over the cash consideration paid. The table below represents the purchase cost and the preliminary allocation to the assets and liabilities. The gain was recorded in other income for the year ended December 31, 2010.

For the year ended December 31, 2010

Cash consideration	38

Fair value of Liabilities assumed
Decommissioning liabilities	5
Deferred income taxes	4
Total Purchase Price and Liabilities Assumed	47

Estimated Fair Value of Assets acquired
Property, Plant and Equipment	59

Bargain Purchase Gain	12

Cenovus Energy Inc.	25	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

10.  ASSETS AND LIABILITIES HELD FOR SALE (continued)

The assets and liabilities classified as held for sale consists of the following:

As at	March 31, 2011	December 31, 2010

Assets Held for Sale
Property, plant and equipment	65	65

Liabilities Related to Assets Held for Sale
Decommissioning liabilities	6	5
Deferred income taxes	2	2
	8	7

11.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE

In relation to the creation and activities of the integrated oil business venture with ConocoPhillips (Note 4), the following represent Cenovus’s 50 percent share of amounts receivable and payable. Both notes are denominated in U.S. dollars.

Partnership Contribution Receivable

As at	March 31, 2011	December 31, 2010

Current	342	346
Long-term	2,009	2,145
	2,351	2,491

Partnership Contribution Payable

As at	March 31, 2011	December 31, 2010

Current	340	343
Long-term	2,039	2,176
	2,379	2,519

In addition to the Partnership Contribution Receivable and Payable, Other Assets and Other Liabilities include equal amounts for interest bearing partner loans, with no fixed repayment terms, related to the funding of refining operating and capital requirements.  At March 31, 2011 these amounts were $267 million (December 31, 2010–$274 million) (See Notes 17 and 22).

12.  INVENTORIES

As at	March 31, 2011	December 31, 2010

Product
Refining and Marketing	851	779
Oil Sands	69	80
Conventional	1	-
Parts and Supplies	19	21
	940	880

Cenovus Energy Inc.	26	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

13.  PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other*	Total

COST

At January 1, 2010	20,836	134	2,419	427	23,816
Additions	1,061	19	651	136	1,867
Transfers from E&E assets (Note 14)	144	-	-	-	144
Transfers and reclassifications	-	-	-	(92)	(92)
Change in decommissioning liabilities	237	-	22	-	259
Exchange rate movements	(2)	-	(142)	-	(144)
Divestitures (Note 16)	(556)	-	-	(21)	(577)
At December 31, 2010	21,720	153	2,950	450	25,273
Additions	365	6	102	34	507
Transfers and reclassifications	-	-	-	-	-
Change in decommissioning liabilities	(22)	-	-	1	(21)
Exchange rate movements	(1)	-	(69)	-	(70)
Divestitures (Note 16)	-	-	-	(4)	(4)
At March 31, 2011	22,062	159	2,983	481	25,685

ACCUMULATED DEPRECIATION, DEPLETION AND IMPAIRMENT LOSSES

At January 1, 2010	11,342	113	15	297	11,767
Depreciation and depletion expense	1,163	11	72	42	1,288
Transfers and reclassifications	-	-	-	(28)	(28)
Impairment losses	-	-	14	-	14
Exchange rate movements	(1)	-	(4)	-	(5)
Divestitures (Note 16)	(383)	-	-	(7)	(390)
At December 31, 2010	12,121	124	97	304	12,646
Depreciation and depletion expense	280	1	16	9	306
Exchange rate movements	(1)	-	(2)	-	(3)
At March 31, 2011	12,400	125	111	313	12,949

CARRYING VALUE

At January 1, 2010	9,494	21	2,404	130	12,049
At December 31, 2010	9,599	29	2,853	146	12,627
At March 31, 2011	9,662	34	2,872	168	12,736

*Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

Additions to development and production assets include internal costs directly related to the development, construction and production of oil and gas properties of $53 million for the three months ended March 31, 2011 (for the year ended December 31, 2010–$102 million).  All of the Company’s development and production assets are located within Canada.  Costs classified as general and administrative expenses have not been capitalized as part of the capital expenditures.

Capital inventory, which is included in development and production assets, is not subject to depreciation until it is put in use and totaled $42 million at March 31, 2011 (December 31, 2010–$42 million).

Refining expenditures capitalized during the construction phase are not subject to depreciation until put into use and totaled $1,688 million at March 31, 2011 (December 31, 2010–$1,673 million).

Other assets include $55 million of cost not subject to depreciation until the assets are put into use (December 31, 2010 - $45 million).

Cenovus Energy Inc.	27	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

13.  PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Depreciation, Depletion and Impairment

The depreciation, depletion and impairment of property, plant and equipment and any subsequent reversal of such impairment losses are recognized in depreciation, depletion and amortization in the Consolidated Statement of Earnings and Comprehensive Income.

Impairment Loss

During the year ended December 31, 2010, it was determined that a processing unit at the Borger refinery was a redundant asset and would not be used in future operations at the refinery.  The fair value of the unit was determined to be negligible based on market prices for refining assets of similar age and condition.  Accordingly, the carrying amount of the unit was reduced to zero and an impairment loss of $14 million, was recorded as additional depreciation, depletion and amortization in the Consolidated Statements of Earnings and Comprehensive Income within the Refining and Marketing segment.

14.  EXPLORATION AND EVALUATION ASSETS

Exploration and Evaluation Assets

COST
At January 1, 2010	580
Additions	350
Transfers to property, plant and equipment (Note 13)	(144)
Divestitures	(81)
Change in decommissioning liabilities	8
At December 31, 2010	713
Additions	225
Transfers to property, plant and equipment (Note 13)	-
Divestitures	-
Change in decommissioning liabilities	6
At March 31, 2011	944

E&E assets consist of the Company’s evaluation projects which are pending the determination of technical feasibility and commercial viability.  All of the Company’s E&E assets are located within Canada.

For the three months ended March 31, 2011, no costs were transferred to property, plant and equipment – development and production assets (see Note 13) following the determination of technical feasibility and commercial viability of the projects in question (year ended December 31, 2010–$144 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statement of Earnings and Comprehensive Income.

Cenovus Energy Inc.	28	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

15.  GOODWILL

As at	March 31, 2011	December 31, 2010	January 1, 2010

Carrying Value, Opening	1,132	1,146	1,146
Divestitures (Note 16)	-	(14)	-
Impairment	-	-	-
Carrying Value, Closing	1,132	1,132	1,146

Cost	1,132	1,132	1,146
Accumulated Impairment	-	-	-
Carrying Value	1,132	1,132	1,146

There were no additions to goodwill during the three month period ended March 31, 2011 or for the year ended December 31, 2010.

Impairment test for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates. The carrying amount of goodwill allocated to the Conventional and Oil Sands CGUs was as follows:

As at	March 31, 2011	December 31, 2010	January 1, 2010

Suffield	393	393	393
Palliser	-	-	14
Foster Creek	242	242	242
Northern Alberta	497	497	497
	1,132	1,132	1,146

The recoverable amount of all Oil Sands and Conventional CGUs has been determined based on value-in-use. Value-in-use is calculated as the future cash flows of reserves as provided by the Company’s Independent Qualified Reserve Evaluators, discounted at 10% using estimated future prices and costs.

16.  DIVESTITURES

	Three Months Ended		Year Ended
For the period ended	March 31, 2011	March 31, 2010	December 31, 2010

Net Book Value
Property, plant and equipment (Note 13)	4	-	187
Exploration and evaluation (Note 14)	-	72	81
Goodwill (Note 15)	-	-	14
Investment	1	-	1
Decommissioning liabilities (Note 21)	-	-	(90)
	5	72	193
Gain (loss) on divestiture of assets	-	-	116
Total net proceeds	5	72	309
Less:
Non-cash proceeds	3	-	-
Net Cash Proceeds From Divestitures	2	72	309

Oil Sands	-	72	81
Conventional	-	-	221
Corporate	2	-	7
Net Cash Proceeds From Divestitures	2	72	309

Cenovus Energy Inc.	29	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

17.  OTHER ASSETS

As at	March 31, 2011	December 31, 2010

Partner Loans	267	274
Other	18	7
	285	281

18.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	March 31, 2011	December 31, 2010

Accruals	973	852
Joint Venture	324	371
Employee Long-Term Incentive	376	267
Interest	103	74
Trade	65	101
Other	140	178
	1,981	1,843

19. SHORT-TERM BORROWINGS

The Company had short-term borrowings in the form of commercial paper in the amount of $250 million at March 31, 2011 (December 31, 2010–$nil).  The Company reserves capacity under its committed credit facility for amounts of commercial paper outstanding.

20.  LONG-TERM DEBT

As at	March 31, 2011	December 31, 2010

Canadian Dollar Denominated Debt
Revolving term debt*	-	-
U.S. Dollar Denominated Debt
Revolving term debt*	-	-
Unsecured notes	3,401	3,481
	3,401	3,481
Total Debt Principal	3,401	3,481

Debt Discounts and Transaction Costs	(46)	(49)
Current Portion of Long-Term Debt	-	-
	3,355	3,432

*          Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

At March 31, 2011, the Company is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	30	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

21.  DECOMMISSIONING LIABILITIES

The aggregate carrying amount of the obligation associated with the retirement of upstream oil and gas assets and refining facilities is as follows:

As at	March 31, 2011	December 31, 2010

Decommissioning Liabilities, Beginning of Year	1,399	1,185
Liabilities Incurred	14	44
Liabilities Settled	(24)	(32)
Liabilities Divested	-	(90)
Transfers and Reclassifications	(1)	(5)
Change in Estimated Future Cash Flows	-	51
Change in Discount Rate	(29)	173
Unwinding of Discount on Decommissioning Liabilities	18	75
Foreign Currency Translation	-	(2)
Decommissioning Liabilities, End of Period	1,377	1,399

The undiscounted amount of estimated cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.5 percent as at March 31, 2011 (December 31, 2010-5.4 percent)

22.  OTHER LIABILITIES

As at	March 31, 2011	December 31, 2010

Partner Loans	267	274
Deferred Revenue	37	37
Employee Long-Term Incentive	31	18
Pension and Other Post Employment Benefits	14	13
Other	3	4
	352	346

23.  SHARE CAPITAL

Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Issued and Outstanding

As at	March 31, 2011		December 31, 2010
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Year	752,675	3,716	751,309	3,681
Common Shares Issued under Stock Option Plans	1,207	42	1,366	35
Outstanding, End of Period	753,882	3,758	752,675	3,716

At March 31, 2011, there were 28 million common shares available for future issuance under stock option plans.  There were no Preferred Shares outstanding as at March 31, 2011.

Cenovus Energy Inc.	31	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

23.  SHARE CAPITAL (continued)

Stock-Based Compensation

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years.  Options granted prior to February 17, 2010 expire after five years while options granted on February 17, 2010 or later expire after seven years.

Options issued by the Company under the Employee Stock Option Plan prior to February 24, 2011 have associated tandem stock appreciation rights.  In lieu of exercising the options, the tandem stock appreciation rights give the option holder the right to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the option.

Options issued by the Company on or after February 24, 2011 have associated net settlement rights. The net settlement rights, in lieu of exercising the option, give the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the option.

The tandem stock appreciation rights and net settlement rights vest and expire under the same terms and conditions as the underlying options.  For the purpose of this financial statement note, options with associated tandem stock appreciation rights are referred to as “TSARs” and options with associated net settlement rights are referred to as “NSRs”.

In addition, certain of the TSARs are performance based (“Performance TSARs”).  The Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and have an additional vesting requirement whereby vesting is subject to achievement of prescribed performance relative to pre-determined key measures.  Performance TSARs that do not vest when eligible are forfeited.

In accordance with the Arrangement described in Note 1, each Cenovus and Encana employee exchanged their original Encana TSAR for one Cenovus Replacement TSAR and one Encana Replacement TSAR. The terms and conditions of the Cenovus and Encana Replacement TSARs are similar to the terms and conditions of the original Encana TSAR. The original exercise price of the Encana TSAR was apportioned to the Cenovus and Encana Replacement TSARs based on the one day volume weighted average trading price of Cenovus’s Common Share price relative to that of Encana’s Common Share price on the TSX on December 2, 2009. Cenovus TSARs and Cenovus Replacement TSARs are measured against the Cenovus Common Share price while Encana Replacement TSARs are measured against the Encana Common Share price.  The Cenovus Replacement TSARs have similar vesting provisions as outlined above for the Employee Stock Option Plan.  The original Encana Performance TSARs were also exchanged under the same terms as the original Encana TSARs.

Unless otherwise indicated, all references to TSARs collectively refer to both the Cenovus issued TSARs and Cenovus Replacement TSARs.

NSRs

The weighted average fair value of NSRs granted during the three months ended March 31, 2011 was $8.35.  The fair value of each NSR was estimated on their grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	2.50%
Expected Dividend Yield	2.17%
Expected Volatility (1)	28.61%
Expected Life (Years)	4.55

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares

Cenovus Energy Inc.	32	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

23.  SHARE CAPITAL (continued)

The following tables summarize the information related to the NSRs as at March 31, 2011:

As at March 31, 2011
(thousands of units)	Number of NSRs	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	-	-
Granted	4,943	37.51
Exercised as options for common shares	-	-
Forfeited	-	-
Outstanding, End of Period	4,943	37.51
Exercisable, End of Period	-	-

(thousands of units)	Outstanding NSRs			Exercisable NSRs
Range of Exercise Price ($)	Number of NSRs	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Number of NSRs	Weighted Average Exercise Price ($)

30.00 to 39.99	4,943	6.91	37.51	-	-
	4,943	6.91	37.51	-	-

TSARs Held by Cenovus Employees

The Company has recorded a liability of $130 million at March 31, 2011 (December 31, 2010–$87 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees.  Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	2.08%
Expected Dividend Yield	2.09%
Expected Volatility(1)	28.74%
Cenovus’s Common Share Price	$38.30

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares

The intrinsic value of vested TSARs held by Cenovus employees at March 31, 2011 is $93 million (December 31, 2010–$42 million).

The following tables summarize the information related to the TSARs held by Cenovus employees as at March 31, 2011:

As at March 31, 2011
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	12,044	7,073	19,117	27.75
Granted	138	-	138	33.40
Exercised for cash payment	(912)	(329)	(1,241)	25.47
Exercised as options for common shares	(880)	(272)	(1,152)	25.49
Forfeited	(108)	(280)	(388)	28.99
Outstanding, End of Period	10,282	6,192	16,474	28.10
Exercisable, End of Period	5,018	4,866	9,884	28.95

The weighted average market price of Cenovus’s common shares at the date of exercise during the three months ended March 31, 2011 was $35.35.

Cenovus Energy Inc.	33	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

23.  SHARE CAPITAL (continued)

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	8,363	4,076	12,439	3.91	26.44	3,395	2,755	6,150	26.43
30.00 to 39.99	1,851	2,116	3,967	2.13	33.02	1,582	2,111	3,693	33.00
40.00 to 49.99	68	-	68	2.20	43.30	41	-	41	43.30
	10,282	6,192	16,474	3.47	28.10	5,018	4,866	9,884	28.95

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana’s employees when these employees exercise a Cenovus Replacement TSAR for cash.  No compensation expense is recognized and no further Cenovus Replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of $157 million at March 31, 2011 (December 31, 2010–$123 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus Replacement TSAR held by Encana employees, with an offsetting accounts receivable from Encana.  Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	2.08%
Expected Dividend Yield	2.09%
Expected Volatility (1)	28.74%
Cenovus’s Common Share Price	$38.30

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares

The intrinsic value of vested Cenovus Replacement TSARs held by Encana employees at March 31, 2011 is $84 million (December 31, 2010–$60 million).

The following tables summarize information related to the Cenovus Replacement TSARs held by Encana employees as at March 31, 2011:

As at March 31, 2011
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	8,214	8,940	17,154	28.16
Exercised for cash payment	(3,234)	(1,598)	(4,832)	26.37
Exercised as options for common shares	(54)	(1)	(55)	23.09
Forfeited	(37)	(287)	(324)	29.86
Outstanding, End of Period	4,889	7,054	11,943	28.87
Exercisable, End of Period	3,987	5,492	9,479	29.43

The weighted average market price of Cenovus’s common shares at the date of exercise during the three months ended March 31, 2011 was $35.42.

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	2,890	4,706	7,596	2.14	26.44	2,072	3,150	5,222	26.52
30.00 to 39.99	1,926	2,348	4,274	1.85	32.94	1,871	2,342	4,213	32.90
40.00 to 49.99	73	-	73	2.19	42.77	44	-	44	42.77
	4,889	7,054	11,943	2.04	28.87	3,987	5,492	9,479	29.43

Cenovus Energy Inc.	34	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

23.  SHARE CAPITAL (continued)

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana in respect of cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana Replacement TSAR for cash. No further Encana Replacement TSARs will be granted to Cenovus employees.

The Company has recorded a liability of $41 million at March 31, 2011 (December 31, 2010–$24 million) in the Consolidated Balance Sheets based on the fair value of each Encana Replacement TSAR held by Cenovus employees.  Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	2.08%
Expected Dividend Yield	2.32%
Expected Volatility (1)	24.75%
Encana’s Common Share Price	$33.53

(1) Expected volatility has been based on historical volatility of the Encana’s publicly traded shares

The intrinsic value of vested Encana Replacement TSARs held by Cenovus employees at March 31, 2011 is $21 million (December 31, 2010–$6 million).

The following tables summarize information related to the Encana Replacement TSARs held by Cenovus employees as at March 31, 2011:

As at March 31, 2011
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	6,429	7,098	13,527	31.17
Exercised for cash payment	(1,708)	(332)	(2,040)	26.71
Exercised as options for Encana common shares	(16)	-	(16)	25.59
Forfeited	(76)	(299)	(375)	32.73
Outstanding, End of Period	4,629	6,467	11,096	31.94
Exercisable, End of Period	3,780	5,119	8,899	32.50

The weighted average market price of Encana’s common shares at the date of exercise during the three months ended March 31, 2011 was $31.40.

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	2,649	4,244	6,893	2.20	29.15	1,921	2,922	4,843	29.21
30.00 to 39.99	1,838	2,223	4,061	1.86	36.22	1,772	2,197	3,969	36.25
40.00 to 49.99	140	-	140	2.23	44.90	86	-	86	44.82
50.00 to 59.99	2	-	2	2.14	50.39	1	-	1	50.39
	4,629	6,467	11,096	2.08	31.94	3,780	5,119	8,899	32.50

B) Performance Share Units

Cenovus has granted Performance Share Units (“PSUs”) to certain employees under its Performance Share Unit Plan for Employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a Common Share of Cenovus or a cash payment equal to the value of a Cenovus Common Share. The number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30 percent after year one, 30 percent after year two and 40 percent after year three, multiplied by a performance multiplier for each year. The multiplier is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

Cenovus Energy Inc.	35	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

23.  SHARE CAPITAL (continued)

The Company has recorded a liability of $31 million at March 31, 2011 (December 31, 2010–$18 million) in the Consolidated Balance Sheets for PSUs based on the market value of the Cenovus Common Shares at March 31, 2011.  At March 31, 2011, the intrinsic value of vested PSUs was $nil as no PSUs had vested by the period end date (December 31, 2010–$nil).

The following table summarizes information related to the PSUs held by Cenovus employees as at March 31, 2011:

(thousands)	Outstanding PSUs

Outstanding, Beginning of Year	1,252
Granted	1,409
Cancelled	(38)
Units in Lieu of Dividends	14
Outstanding, End of Period	2,637

C) Deferred Share Units

Under two Deferred Share Unit Plans, Cenovus directors, officers and employees may receive Deferred Share Units (“DSUs”), which are equivalent in value to a Common Share of the Company. Employees have the option to convert either 25 or 50 percent of their annual bonus award into DSUs.  DSUs vest immediately, are redeemed in accordance with terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

The Company has recorded a liability of $39 million at March 31, 2011 (December 31, 2010–$31 million) in the Consolidated Balance Sheets for DSUs based on the market value of the Cenovus Common Shares at March 31, 2011. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes information related to the DSUs held by Cenovus directors, officers and employees as at March 31, 2011:

(thousands)	Outstanding DSUs

Outstanding, Beginning of Year	940
Granted to Directors	61
Granted from Annual Bonus Awards	17
Units in Lieu of Dividends	5
Outstanding, End of Period	1,023

D) Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses on the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended
For the period ended March 31,	2011	2010

NSRs	4	-
TSARs held by Cenovus employees	46	-
Encana Replacement TSARs held by Cenovus employees	19	(9)
PSUs	10	1
DSUs	8	2
Total stock-based compensation expense (recovery)	87	(6)

Cenovus Energy Inc.	36	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

24.  CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure is comprised of Shareholders’ Equity plus Debt. Debt includes the Company’s short-term borrowings plus long-term debt, including the current portion. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent (See Note 28 for the impact of IFRS on the Debt to Capitalization ratio).

As at	March 31, 2011	December 31, 2010	January 1, 2010
Short-Term Borrowings	250	-	-
Long-Term Debt	3,355	3,432	3,656
Debt	3,605	3,432	3,656
Shareholders’ Equity	8,315	8,395	7,809
Total Capitalization	11,920	11,827	11,465
Debt to Capitalization ratio	30%	29%	32%

Cenovus continues to target a Debt to Adjusted EBITDA of between 1.0 and 2.0 times.

As at	March 31, 2011	December 31, 2010
Debt	3,605	3,432
Net Earnings	603	1,081
Add (deduct):
Interest income	(138)	(144)
Finance costs	490	498
Income tax expense	148	223
Depreciation, depletion and amortization	1,279	1,302
Unrealized (gain) loss on risk management	459	(46)
Foreign exchange (gain) loss, net	(47)	(51)
(Gain) loss on divestiture of assets	(116)	(116)
Other (income) loss, net	(13)	(13)
Adjusted EBITDA	2,665	2,734
Debt to Adjusted EBITDA	1.4x	1.3x

* Calculated on a trailing 12-month basis

It is Cenovus’s intention to maintain investment grade credit ratings to ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions.  Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle.  To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

In order to increase comparability of Debt to Adjusted EBITDA between periods and remove the non-cash component of risk management, Cenovus has changed its definition of Adjusted EBITDA to exclude unrealized gains and losses on risk management activities. The Adjusted EBITDA and the ratio of Debt to Adjusted EBITDA for prior periods have been re-presented in a consistent manner. As noted above, Cenovus’s capital structure objectives and targets remain unchanged from previous periods. At March 31, 2011, Cenovus is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	37	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

25.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Receivable and Payable and partner loans, risk management assets and liabilities, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Partnership Contribution Payable and partner loans approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

Long-term debt is carried at amortized cost.  The estimated fair values of long-term borrowings have been determined based on market information. At March 31, 2011, the carrying value of Cenovus’s long-term debt accounted for using amortized cost was $3,355 million and the fair value was $3,742 million (December 31, 2010–carrying value–$3,432 million, fair value–$3,940 million).

B) Risk Management Assets and Liabilities

Under the terms of the Arrangement with Encana, the risk management positions at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with Encana with the same terms and conditions as between Encana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties.

Net Risk Management Position

As at	March 31, 2011	December 31, 2010

Risk Management
Current asset	133	163
Long-term asset	40	43
	173	206
Risk Management
Current liability	354	163
Long-term liability	57	10
	411	173
Net Risk Management Asset (Liability)	(238)	33

Of the $238 million net risk management liability balance at March 31, 2011, an asset of $29 million relates to the contract with Encana (December 31, 2010–net asset of $41 million).

Cenovus Energy Inc.	38	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

25.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Summary of Unrealized Risk Management Positions

As at	March 31, 2011			December 31, 2010
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	2	411	(409)	4	159	(155)
Natural Gas	164	-	164	202	-	202
Power	7	-	7	-	14	(14)
Total Fair Value	173	411	(238)	206	173	33

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at	March 31, 2011	December 31, 2010

Prices actively quoted	(252)	40
Prices sourced from observable data or market corroboration	14	(7)
Total Fair Value	(238)	33

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Net Fair Value of Commodity Price Positions at March 31, 2011

As at March 31, 2011	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	34,100 bbls/d	2011	US$87.98/bbl	(182)
WTI NYMEX Fixed Price	34,400 bbls/d	2011	C$90.10/bbl	(144)
WTI NYMEX Fixed Price	13,000 bbls/d	2012	US$96.30/bbl	(46)
WTI NYMEX Fixed Price	13,000 bbls/d	2012	C$97.70/bbl	(33)
Other Fixed Price Contracts *		2011		3

Other Financial Positions **				(7)
Crude Oil Fair Value Position				(409)

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	379 MMcf/d	2011	US$5.70/Mcf	114
NYMEX Fixed Price	130 MMcf/d	2012	US$5.96/Mcf	41
AECO Fixed Price	80 MMcf/d	2012	C$4.49/Mcf	5
Other Fixed Price Contracts *		2011-2013		4
Natural Gas Fair Value Position				164

Power Purchase Contracts
Power Fair Value Position				7

*               Cenovus has entered into fixed price swaps to protect against widening price differentials between production areas in Canada and various sales points.

**           Other financial positions are part of ongoing operations to market the Company’s production.

Cenovus Energy Inc.	39	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

25.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Earnings Impact of Realized and Unrealized (Gains) Losses on Risk Management Positions

	Three Months Ended
For the periods ended March 31,	2011	2010

Realized (Gain) Loss (1)

Crude Oil	34	9
Natural Gas	(52)	(37)
Refining	5	-
Power	(1)	3
	(14)	(25)

Unrealized (Gain) Loss (2)

Crude Oil	260	2
Natural Gas	33	(243)
Refining	(3)	-
Power	(22)	4
	268	(237)
(Gain) Loss on Risk Management	254	(262)

(1) Realized gains or losses on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains or losses on risk management are recorded in the Corporate and Eliminations segment.

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31,

		2011	2010
		Total	Total
	Fair	Unrealized	Unrealized
	Value	(Gain) Loss	(Gain) Loss

Fair Value of Contracts, Beginning of Period	33
Change in Fair Value of Contracts in Place at Beginning of Period and Contracts Entered into During the Period	(254)	254	(262)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(3)	-	-
Fair Value of Contracts Realized During the Period	(14)	14	25
Fair Value of Contracts, End of Period	(238)	268	(237)

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting earnings before income tax at March 31, 2011 as follows:

	10% Price	10% Price
	Increase	Decrease

Crude oil price	(302)	302
Natural gas price	(100)	100
Power price	5	(5)

Cenovus Energy Inc.	40	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

25.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

C) Risks Associated with Financial Assets and Liabilities

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.  The Company’s policy is not to use derivative financial instruments for speculative purposes.

Crude Oil – The Company has partially mitigated its exposure to the commodity price risk on its crude oil sales and condensate supply used for blending with fixed price swaps. To help protect against widening crude oil price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX and AECO prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. Agreements are entered into with major financial institutions with investment grade credit ratings or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at March 31, 2011, over 93 percent (December 31, 2010–92 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At March 31, 2011, Cenovus had two counterparties whose net settlement position individually accounted for more than 10 percent (December 31, 2010–two counterparties) of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty.  The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the Partnership Contribution Receivable and the partner loans receivable is the total carrying value. The current concentration of this credit risk resides with A rated or higher counterparties. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.

Liquidity Risk

Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due.  Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.  Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit.  As disclosed in Note 24, Cenovus targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position. It is Cenovus’s intention to maintain investment grade credit ratings.

Cenovus Energy Inc.	41	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

25.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including:  cash and cash equivalents, cash from operating activities, undrawn credit facilities, commercial paper and availability under its debt shelf prospectuses.  At March 31, 2011, Cenovus had $2,250 million available on its committed credit facility.  In addition Cenovus had in place a Canadian debt shelf prospectus for $1,500 million and a U.S. debt shelf prospectus for US$1,500 million, the availability of which are dependent on market conditions.  No notes have been issued under either prospectus.

Cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	1,981	-	-	-	1,981
Risk Management Liabilities	354	57	-	-	411
Short-Term Borrowings(1)	250	-	-	-	250
Long-Term Debt(1)	199	398	1,122	5,116	6,835
Partnership Contribution Payable(1)	475	950	950	476	2,851
Partner Loans Payable	-	267	-	-	267

(1)            Principal and interest, including current portion

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollars can have a significant effect on reported results.

As disclosed in Note 7, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada.  At March 31, 2011, Cenovus had US$3,500 million in U.S. dollar debt issued from Canada (US$3,500 million at December 31, 2010) and US$2,419 million related to the U.S. dollar Partnership Contribution Receivable (US$2,505 million at December 31, 2010).  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $11 million change in foreign exchange (gain) loss at March 31, 2011 (March 31, 2010–$7 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the earnings, cash flows and valuations.  Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

At March 31, 2011, the increase or decrease in net earnings for a one percentage point change in interest rates on floating rate debt amounts to approximately $2 million (March 31, 2010–$nil). This assumes the amount of fixed and floating debt remains unchanged from the respective balance sheet dates.

Cenovus Energy Inc.	42	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

26.  SUPPLEMENTARY INFORMATION

A) Earnings Per Share

Three Months Ended	March 31, 2011			March 31, 2010
($ millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	47	753.2	$0.06	525	751.5	$0.70
Dilutive effect of Cenovus TSARs	-	4.9		-	0.9
Dilutive effect of NSRs	-	-		-	-
Net earnings per share - diluted	47	758.1	$0.06	525	752.4	$0.70

B) Dividends Per Share

The Company paid dividends of $151 million, $0.20 per share, for the three months ended March 31, 2011 (March 31, 2010–$150 million, $0.20 per share).

The Cenovus Board of Directors declared a second quarter dividend of $0.20 per share, payable on June 30, 2011, to common shareholders of record as of June 15, 2011.

27.  COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Cenovus is involved in various legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims.

28.  FIRST TIME ADOPTION OF IFRS

Transition to IFRS

These interim Consolidated Financial Statements for the period ended March 31, 2011 represent the Company’s first consolidated interim financial statements prepared in accordance with IFRS, which are also generally accepted accounting principles for publicly accountable enterprises in Canada. The Company adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and has prepared its Consolidated Financial Statements with IFRS applicable for periods beginning on or after January 1, 2010, using significant accounting policies as described in Note 3.  For all periods up to and including the year ended December 31, 2010, the Company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).  This note explains the principal adjustments made by the Company to restate its previous GAAP Consolidated Financial Statements on transition to IFRS.

Exemptions Applied under IFRS 1

On first-time adoption of IFRS, the general principle is that an entity retrospectively restates its results for all standards in force at the first reporting date. However, IFRS 1 provides certain exemptions from the general requirements of IFRS to assist with the transition process. Cenovus has applied the following exemptions in the preparation of its opening Balance Sheet dated January 1, 2010 (the “Transition Date”):

•                   Fair Value as Deemed Cost – The Company has elected to measure its Refining assets at their fair values at the Transition Date and use those fair values as their deemed cost at that date (see Note A).

Cenovus Energy Inc.	43	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

28.  FIRST TIME ADOPTION OF IFRS (continued)

•                   Deemed Cost Election for Oil and Gas Assets – Under previous GAAP, Cenovus accounted for its oil and gas properties in one cost centre using full cost accounting. The Company has elected to measure its oil and gas properties at the Transition Date on the following basis:

a)             exploration and evaluation assets at the amount determined under the Company’s previous GAAP; and

b)             the remainder allocated to the underlying property, plant and equipment assets on a pro rata basis using proved reserve values discounted at 10 percent at the Transition Date (see Note B).

This basis was used to be consistent with the allocation used as part of the Arrangement.

•      Leases – Cenovus has elected to assess lease arrangements using the facts and circumstances as of the Transition Date under International Financial Reporting Interpretations Committee Interpretation 4, “Determining whether an Arrangement contains a Lease” (“IFRIC 4”).

•      Employee Benefits – The Company has elected not to apply IAS 19, “Employee Benefits” retrospectively and as such all cumulative actuarial gains and losses on the Company’s defined benefit plans were recognized at the Transition Date (see Note F).

•      Business Combinations – IFRS 3, “Business Combinations” has not been applied to business combinations that occurred before the Transition Date.

•      Cumulative Currency Translation Differences – Cumulative currency translation differences for all foreign operations are deemed to be zero at the Transition Date (see Note J).

•      Decommissioning Liabilities – Cenovus applied the deemed cost election for oil and gas assets under IFRS 1 and as such decommissioning liabilities at the date of transition have been measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (see Note D).

•      Borrowing Costs – In accordance with IFRS 1, the Company has elected to apply IAS 23, “Borrowing Costs” to qualifying assets for which the commencement date for capitalization of borrowing costs occurred on or after the Transition Date. Borrowing costs have not been capitalized on qualifying assets under construction on or before the Transition Date.

•      Estimates – Hindsight was not used to create or revise estimates and accordingly, the estimates made by the Company under previous GAAP are consistent with their application under IFRS.

Under IFRS 1, the opening Balance Sheet adjustments are recorded directly to retained earnings, or if appropriate, another category of equity.  As Cenovus’s paid in surplus reflects the Company’s retained earnings prior to the split of Encana into two independent energy companies, Encana and Cenovus, all opening Balance Sheet adjustments have been recorded to paid in surplus. The impacts of applying the above noted IFRS 1 exemptions and the accounting policy differences between previous GAAP and IFRS are summarized in the following tables:

Cenovus Energy Inc.	44	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

28.  FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Shareholders’ Equity as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at the Transition Date:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI*	Total

As reported under previous GAAP – December 31, 2009		3,681	5,896	45	(14)	9,608
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	-	-	(2,585)
Oil and gas property, plant and equipment	B	-	-	-	-	-
Deferred asset	C	-	(121)	-	-	(121)
Decommissioning liability	D	-	(38)	-	-	(38)
Stock-based compensation	E	-	(27)	-	-	(27)
Employee benefits	F		(14)			(14)
Deferred income tax	I	-	986	-	-	986
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14	-
		-	(1,813)	-	14	(1,799)
As reported under IFRS – January 1, 2010		3,681	4,083	45	-	7,809

*Accumulated Other Comprehensive Income (Loss)

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at March 31, 2010:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI*	Total

As reported under previous GAAP – March 31, 2010		3,687	5,896	420	(102)	9,901
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	26	-	(2,559)
Oil and gas property, plant and equipment	B	-	-	(35)	-	(35)
Deferred asset	C	-	(121)	4	-	(117)
Decommissioning liability	D	-	(38)	-	-	(38)
Stock-based compensation	E	-	(27)	4	-	(23)
Employee benefits	F	-	(14)	1	-	(13)
Deferred income tax	I	-	986	-	-	986
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14	-
Period foreign currency translation adjustments	J	-	-	-	51	51
		-	(1,813)	-	65	(1,748)
As reported under IFRS – March 31, 2010		3,687	4,083	420	(37)	8,153

*Accumulated Other Comprehensive Income (Loss)

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at December 31, 2010:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI*	Total

As reported under previous GAAP – December 31, 2010		3,716	5,896	437	(27)	10,022
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	126	-	(2,459)
Oil and gas property, plant and equipment	B	-	-	(135)	-	(135)
Impairment of deferred asset	C	-	(121)	17	-	(104)
Decommissioning liability	D	-	(38)	-	-	(38)
Stock-based compensation	E	-	(27)	9	-	(18)
Employee benefits	F	-	(14)	2	-	(12)
Gain (loss) on divestiture of assets	G	-	-	125	-	125
Pre-exploration expense	H	-	-	(3)	-	(3)
Deferred income tax	I	-	986	(53)	-	933
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14	-
Period foreign currency translation adjustments	J	-	-	-	84	84
		-	(1,813)	88	98	(1,627)
As reported under IFRS – December 31, 2010		3,716	4,083	525	71	8,395

*Accumulated Other Comprehensive Income (Loss)

Cenovus Energy Inc.	45	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

28.  FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Net Earnings as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s net earnings reported in accordance with previous GAAP to its net earnings in accordance with IFRS for the three months ended March 31, 2010 and for the year ended December 31, 2010:

	Note	Three Months Ended March 31, 2010	Year Ended December 31, 2010

Net earnings as reported under previous GAAP		525	993
Differences increasing (decreasing) reported net earnings
Depreciation of fair value adjustment on the refining assets	A	26	126
Depletion due to allocation of the full cost pool	B	(35)	(135)
Amortization of deferred asset	C	4	17
Stock-based compensation	E	4	9
Employee benefits	F	1	2
Gain (loss) on divestiture of assets	G	-	125
Exploration expense	H	-	(3)
Deferred income tax	I	-	(53)
		-	88
Net Earnings as reported under IFRS		525	1,081

Reconciliation of Comprehensive Income as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive income reported in accordance with previous GAAP to its comprehensive income in accordance with IFRS for the three months ended March 31, 2010 and for the year ended December 31, 2010:

	Note	Three Months Ended March 31, 2010	Year Ended December 31, 2010

Comprehensive income as reported under previous GAAP		437	980
Differences increasing (decreasing) reported comprehensive income
Differences in net earnings		-	88
Foreign currency translation	J	51	84
Comprehensive income as reported under IFRS		488	1,152

Reconciliation of Cash from Operating, Investing and Financing Activities Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s cash from operating activities and cash from investing activities reported in accordance with previous GAAP to cash from operating activities and cash from investing activities in accordance with IFRS for the three months ended March 31, 2010 and for the year ended December 31, 2010:

	Note	Three Months Ended March 31, 2010	Year Ended December 31, 2010

Cash from operating activities as reported under previous GAAP		820	2,594
Differences increasing (decreasing)
Exploration expense	H	-	(3)
Cash from operating activities as reported under IFRS		820	2,591

Cash from investing activities as reported under previous GAAP		(372)	(1,796)
Differences increasing (decreasing)
Exploration expense	H	-	3
Cash from investing activities as reported under IFRS		(372)	(1,793)

There was no difference between previous GAAP and IFRS related to cash from financing activities.

Cenovus Energy Inc.	46	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

28.  FIRST TIME ADOPTION OF IFRS (continued)

Notes:

A)    Refining Property, Plant and Equipment

At January 1, 2010, Cenovus elected to measure its refining assets at fair value and to use that fair value as its deemed cost on transition to IFRS. The fair value of the refining assets was determined to be US$4,543 million, US$2,272 million net to Cenovus, which resulted in the carrying value of the refining assets exceeding the fair value. Therefore, the carrying value of property, plant and equipment was reduced by $2,585 million at the Transition Date which represents Cenovus’s share of the reduction to fair value.  The decrease in paid in surplus represents the difference between the above fair value and the carrying value under previous GAAP.

In December 2010, it was determined that a processing unit at the Borger refinery was a redundant asset and would not be used in future operations at the refinery.  The fair value of the unit was determined to be negligible based on market prices for refining assets of similar age and condition.  Accordingly, under previous GAAP, an impairment of $37 million was recorded.  Under IFRS, however, the impairment was only $14 million due to the IFRS 1 election to use the fair value as deemed cost. Therefore DD&A expense under IFRS was reduced by $23 million.

The lower carrying value under IFRS and the impairment adjustment noted above, resulted in lower DD&A expense for the period ended March 31, 2010 and the year ended December 31, 2010 of $26 million and $126 million, respectively.

B)    Oil and Gas Property, Plant and Equipment

Under previous GAAP, costs accumulated within each cost centre for oil and gas properties were depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs on a country-by-country cost centre basis (full cost accounting).  Under IFRS, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs on an area-by-area basis. This resulted in an increase in DD&A expense for the period ended March 31, 2010 and December 31, 2010 of $35 million and $135 million, respectively. There was no impact on the opening balance sheet as a result of this allocation.

C)    Impairment of Deferred Asset

Under previous GAAP, other assets included a deferred asset, which represented the disproportionate interest received in 2007 and 2008 (15% in 2007 and 35% in 2008) that arose from the acquisition of the Borger Refinery in 2007.  On transition to IFRS, it was determined that as a result of the reduction in the carrying value of the refineries due to the fair value election, the deferred asset was impaired and therefore was written off.  Paid in surplus was decreased by the carrying value of the asset under previous GAAP of $121 million. Under previous GAAP, the deferred asset was being amortized over 10 years.  As such DD&A expense under IFRS decreased by $4 million and $17 million for the period ended March 31, 2010 and year ended December 31, 2010 respectively.

D)    Decommissioning Liabilities

As discussed above, the Company elected to apply the exemption to measure decommissioning liabilities at the Transition Date in accordance with IAS 37.  As such, the Company re-measured the decommissioning liabilities as at the Transition Date using the period end credit-adjusted risk-free discount rate and recognized an increase of $38 million to the decommissioning liability.

Cenovus Energy Inc.	47	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

28.  FIRST TIME ADOPTION OF IFRS (continued)

Consistent with IFRS, decommissioning liabilities under previous GAAP were measured based on the estimated costs of decommissioning, discounted to their net present value upon initial recognition.  However, changes to the discount rate were not reflected in the decommissioning liability or the related asset under previous GAAP.  Under IFRS, the discount rate is adjusted each reporting period to reflect the current market rate.  As at March 31, 2010, property, plant and equipment and the decommissioning liability were $25 million higher under IFRS and $154 million higher at December 31, 2010.  There was minimal impact to the unwinding of the discount for the period ended March 31, 2010 and year ended December 31, 2010.

E)    Stock-Based Compensation

Under previous GAAP, obligations for payments under Cenovus’s stock option plan (with associated tandem stock appreciation rights) were accrued for using the intrinsic method. Under IFRS, these obligations are accrued for using the fair value method.  As a result of the re-measurement of the liability as at January 1, 2010 a charge of $27 million was recognized in paid in surplus with an increase to accounts payable and accrued liabilities of $31 million and an increase to accounts receivable and accrued revenue of $4 million. The decrease in retained earnings after January 1, 2010 is a result of the differences in the measurement basis under IFRS and previous GAAP.  A portion of the compensation costs have been capitalized in property, plant and equipment as the costs are directly attributable to the asset.  As at March 31, 2010 and December 31, 2010 an additional $2 million and $4 million has been capitalized respectively.

F)     Employee Benefits

Cenovus elected under IFRS 1 to recognize all unamortized actuarial gains and losses on the defined benefit pension and other post-employment benefits plans at the Transition Date resulting in a $7 million increase to other liabilities, a $7 million decrease to other assets and a $14 million charge to paid in surplus.  Under previous GAAP, the actuarial losses continued to be amortized and as such for the period ended March 31, 2010 general and administrative expense decreased by $1 million.  For the year ended December 31, 2010 both general and administrative and operating expense decreased by $1 million.

G)    Gains/Losses on Divestiture of Assets

Under previous GAAP, proceeds on the divestiture of oil and gas properties were credited to the full cost pool and no gain or loss was recognized unless the effect of the sale would have changed the DD&A rate by 20% or more. Under IFRS, all gains and losses are recognized on oil and gas property divestitures and calculated as the difference between net proceeds and the carrying value of the net assets disposed. Accordingly, a gain of $125 million was recognized for the year ended December 31, 2010 under IFRS.  At December 31, 2010 the carrying value of property, plant and equipment increased $133 million and goodwill and decommissioning liabilities were reduced by $14 million and $6 million respectively.

H)    Pre-Exploration Expense

Under IFRS, costs incurred prior to obtaining the legal right to explore must be expensed whereas under previous GAAP these costs were capitalized in the full cost pool.  For the year ended December 31, 2010, $3 million of pre-exploration costs were expensed under IFRS.  The accounting policy difference has resulted in cash from operating activities decreasing by $3 million and cash from investing activities increasing by a corresponding amount for the year ended December 31, 2010.

Cenovus Energy Inc.	48	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

28.  FIRST TIME ADOPTION OF IFRS (continued)

I)      Deferred Income Taxes

The increase in paid in surplus of $986 million at the Transition Date related to deferred income taxes, reflects the change in temporary differences resulting from the IFRS 1 exemptions applied. For the year ended December 31, 2010 deferred income tax increased by $53 million to reflect the changes in temporary differences resulting from the IFRS adjustments described above plus a $9 million adjustment to recognize the deferred tax benefit on an intercompany transfer of oil and gas properties.

J)    Currency Translation Adjustments

As previously noted, Cenovus elected to deem all cumulative currency translation differences for all foreign operations to be zero at the Transition Date.  In addition, AOCI is affected by the revaluation of the adjustments noted above that reside in a foreign operation notably the reduction in the carrying value of the Refining property, plant and equipment, the impairment of the deferred assets and the associated deferred income tax payable.  The table below identifies the balance sheet impact for the periods ended March 31 and December 31, 2010:

Increase (Decrease)	March 31, 2010	December 31, 2010
Assets
Refining property, plant and equipment	76	125
Other assets	3	5

Liabilities and Equity
Deferred income tax liability	28	46
Accumulated other comprehensive income	51	84

K)    Reclassifications

Exploration and evaluation (“E&E”) assets

Under previous GAAP, E&E costs were included in property, plant and equipment whereas under IFRS, E&E assets are separately disclosed.  Therefore at January 1, 2010 the Company reclassified $580 million from property, plant and equipment to E&E assets.  At March 31, 2010 and December 31, 2010, $586 million and $713 million, respectively, were reclassified.

Interest income and finance costs

Under previous GAAP, interest was reported on a net basis.  Under IFRS interest expense is included in finance costs and interest income is reported separately.

In addition, under previous GAAP, the unwinding of the discount on decommissioning liabilities was included as accretion expense in the Consolidated Statements of Earnings and Comprehensive Income.  Under IFRS this amount has been reclassified to finance costs.

Short-term borrowings

Under previous GAAP, commercial paper for which capacity under our committed credit facility was reserved, was classified as a non-current obligation. Under IFRS, this liability does not meet the definition of a non-current obligation and therefore has been reclassified from long-term debt to short-term borrowings.

Gains/losses on risk management

Under previous GAAP, gains and losses from crude oil and natural gas commodity price risk management activities were recorded in gross revenues.  Under IFRS, these activities do not meet the definition of revenue and therefore have been reclassified to (gain) loss on risk management in the Consolidated Statements of Earnings and Comprehensive Income.

Cenovus Energy Inc.	49	For the period ended March 31, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2011

28.  FIRST TIME ADOPTION OF IFRS (continued)

Assets and Liabilities Classified as Held for Sale

Under previous GAAP, assets held for sale and liabilities related to assets held for sale were included as part of non-current assets and liabilities. Under IFRS, non-current assets that meet the definition of held for sale are required to be classified as current.

Deferred Income Tax

A net deferred income tax asset has arisen related to the U.S. foreign operations, due to the adjustments noted above. Consistent with previous GAAP, a deferred income tax asset may not be offset against a deferred income tax liability in a different tax jurisdiction.

L)    Earnings Per Share

Basic earnings per share

Basic earnings per share under IFRS was impacted by the IFRS earnings adjustments discussed above.

Diluted earnings per share

Under previous GAAP, Cenovus’s TSARs, which may be cash or equity settled at the option of the holder, had no dilutive effect on diluted earnings per share because cash settlement was assumed. Under IFRS, the more dilutive of cash settlement and share settlement is required to be used in calculating diluted earnings per share. The following tables identify the difference between previous GAAP and IFRS:

For the period ended March 31, 2010	Previous GAAP			IFRS
	Net Earnings	Shares (millions)	Earnings per Share	Net Earnings	Shares (millions)	Earnings per Share

Net earnings per share - basic	525	751.5	$0.70	525	751.5	$0.70
Dilutive effect of exercised Cenovus TSARs	-	0.2		-	0.2
Dilutive effect of outstanding Cenovus TSARs	-	-		-	0.7
Net earnings per share - diluted	525	751.7	$0.70	525	752.4	$0.70

For the year ended December 31, 2010	Previous GAAP			IFRS
	Net Earnings	Shares (millions)	Earnings per Share	Net Earnings	Shares (millions)	Earnings per Share

Net earnings per share - basic	993	751.9	$1.32	1,081	751.9	$1.44
Dilutive effect of exercised Cenovus TSARs	-	0.8		-	0.8
Dilutive effect of outstanding Cenovus TSARs	-	-		-	1.3
Net earnings per share - diluted	993	752.7	$1.32	1,081	754.0	$1.43

M)   Debt to Capitalization Ratio

The transition to IFRS resulted in changes to the Company’s Debt to Capitalization ratio as follows:

	Previous GAAP		IFRS
	December 31, 2010	January 1, 2010	December 31, 2010	January 1, 2010

Long-Term Debt	3,432	3,656	3,432	3,656
Debt	3,432	3,656	3,432	3,656
Shareholders’ Equity	10,022	9,608	8,395	7,809
Total Capitalization	13,454	13,264	11,827	11,465
Debt to Capitalization ratio	26%	28%	29%	32%

Cenovus Energy Inc.	50	For the period ended March 31, 2011